UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 31, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Operating and Financial Results
For the six months ended 30 June 2014
WESTONARIA 31 July 2014: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to report operating and reviewed condensed, consolidated interim financial statements for the six months ended 30 June 2014.
Salient features for the six months ended 30 June 2014 (All comparisons are made to the same period in 2013):
- An interim dividend of 50 SA cents per share declared.
- Operating profit increased by 4% to R3.5 billion (US$327 million).
- Gold produced increased by 8% to 22,143kg (711,900oz).
- Operating cost declined by 10% to R815/ton.
- All-in cost of R367,601/kg (US$1,071/oz) and Total cash cost of R291,212/kg (US$848/oz) in line with forecasts.
- All-in cost margin was unchanged at 17% despite a 2% lower gold price.
- The Cooke Operations made a positive contribution to operating profits and operating cash flow after capex in the first month of incorporation.
- Gold Reserves and Uranium Reserves increased by 66% to 32.7Moz and 139% to 102.8Mlb, respectively.
The Board approved an interim dividend of 50 SA cents per share for the six months ended 30 June 2014; this is equivalent to an annualised dividend yield of 3.5% at Sibanye’s closing share price of R28.54 on 30 June 2014.

United States Dollars Key Statistics South African Rand
Six months ended Six months ended
Jun 2013 Dec 2013 Jun 2014 Jun 2014 Dec 2013 Jun 2013
656.3 773.6 711.9 000’oz Gold produced kg 22,143 24,061 20,413
6,436 7,188 7,783 000ton Ore milled 000ton 7,783 7,188 6,436
1,535 1,301 1,293 $/oz Revenue R/kg 443,865 420,423 451,448
99 85 76 $/ton Operating cost R/ton 815 852 909
367.8 398.7 326.6 $m Operating profit Rm 3,488.1 3,992.0 3,365.9
37 39 35 % Operating margin % 35 39 37
983 804 848 $/oz Total cash cost R/kg 291,212 259,919 289,031
1,275 1,043 1,071 $/oz All-in cost R/kg 367,601 336,848 375,036
17 20 17 % All-in cost margin % 17 20 17
31.5 144.8 49.9 $m Basic earnings Rm 532.7 1,402.4 290.0
96.1 147.5 61.2 $m Headline earnings Rm 652.2 1,428.9 880.8
Stock data JSE Limited – (SGL)
Number of shares in issue
Price range per ordinary
share
ZAR12.34 to ZAR29.00
– at end of June 2014 898,301,633 Average daily volume 3,295,455
– weighted average 772,679,370 NYSE – (SBGL); one ADR represents four ordinary shares
Free Float 100% Price range per ADR US$4.69 to US$11.09
ADR Ratio 1:4 Average daily volume 748,716
Bloomberg/Reuters SGLS / SGLJ.J The above is for the six months ended 30 June 2014

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
“Sibanye’s operations delivered another robust operating result for the six months ended 30 June 2014, with production increasing by 8% year-on-year and costs declining in real terms. Despite a 2% year-on-year decline in the average gold price received to R443,865/kg (US$1,293/oz), operating and All-in cost margins have remained steady at 35% and 17% respectively with cash generated by operating activities marginally higher at
R3,886 million (US$364 million).
Normalised earnings of R1,065 million for the six months ended 30 June 2014 were in line with the R1,075 million earned for the corresponding period in 2013. Due to only one month of revenue from the Cooke Operations and a
36% year-on-year increase in the weighted average number of shares in issue, normalised earnings per share for the six months ended 30 June 2014 declined by 27% to 138 SA cents per share (13 US cents) from 190 SA cents per share (21 US cents) for the six months ended 30 June 2013.
As a result of strong operational cash flows from Sibanye’s Kloof, Driefontein and Beatrix (“KDB”) Operations and
improving operational trends at the Cooke Operations, the Board has declared a 50 SA cents per share interim dividend, which is 35% higher than the interim dividend in 2013. This dividend declaration is consistent with
Sibanye’s strategic intent to reward its shareholders by paying industry leading dividends.
Safety
Regrettably five fatalities occurred during the six months ended 30 June 2014, resulting in a Group fatal injury frequency rate of 0.12 compared with 0.10 last year (fatalities per million man hours worked). The Board and management of Sibanye extend their deepest sympathies to the families of the deceased. The lost time injury frequency rate was 6.16 compared with 6.13 last year and the serious injury frequency rate was 3.76 compared with 3.50. All of the incidents have been investigated and plans implemented at the operations to prevent the recurrence of similar accidents.
Operating and financial review
Sibanye’s operations continued to deliver according to expectations. Gold production for the six months ended
30 June 2014 increased by 8% to 22,143kg (711,900oz), from 20,413kg (656,300oz) for the corresponding six-months ended 30 June 2013. As expected, production for the period was 8% lower than the preceding six months ended
31 December 2013, due to seasonal disruptions related to the Christmas/New Year and Easter breaks, which were compounded by the loss of 40 shifts at Driefontein following an underground fire in the March quarter.
Sibanye assumed management control of the Cooke Operations in March 2014. However, since the acquisition is effective from 15 May 2014, only one month’s contribution from the Cooke Operations has been incorporated in the
Group’s operating and financial results. Gold production from the KDB Operations was 5% higher than for the corresponding period in 2013 and in line with our forecast of 21,500kg (690,000oz). Revenue from the KDB
Operations increased by 4% to R9,548 million (US$894 million), with increased production offsetting the lower average gold price received for the period. Despite the increase in production, operating cost increases were well controlled, with a 4% increase to R6,099 million (US$571 million). As a result, operating profit from the
KDB Operations was 2% higher at R3,449 million (US$323 million) than for the six months ended 30 June 2013.
The Cooke Operations produced 643kg (20,700oz) gold for June 2014.
Total cash cost of R291,212/kg (US$848/oz) and All-in cost of R367,601/kg (US$1,071/oz) were again in line with forecasts, and only influenced to a limited extent by the consolidation of the Cooke Operations for a single month. Total cash cost for the KDB Operations was flat year-on-year, and All-in cost was 2% lower, again reflecting effective cost management. Unit operating costs declined by 10% to R815/ton (US$76/ton).
The Cooke Operations contributed R39 million (US$4 million) to Group operating profit and broke even in terms of net profit for the June month. Importantly, the Cooke Operations have recovered from a difficult March quarter and made a marginal contribution to Group operating cash flow after capex in June 2014, without yet realising any benefits from the sale of associated uranium by-product production. At a current Total cash cost of R377,138/kg
(US$1,098/oz) and All-in cost of R429,549/kg (US$1,251/oz), we remain confident that the Cooke Operations will contribute positively to earnings and cash flow as unit operating costs decline in line with the build-up to full production in 2015.
Sibanye issued the full consideration of 156,894,754 new shares (equivalent to 17% of its issued share capital on conclusion of the transaction) to Gold One International Limited (“Gold One”) on 15 May 2014. This resulted in
898,301,633 shares in issue at the end of this reporting period. Since the Cooke Operations contributed only one month to the operating and financial results, direct financial comparisons on a per share basis with the corresponding six months ended 30 June 2013 are not meaningful. The year-on-year weighted average earnings per share comparison is further distorted by the fact that Sibanye had only 1,000 shares in issue prior to its listing on 11 February 2013. Consequently, the weighted average number of shares in issue for the six months ended 30 June 2013 was 566,412,788 compared with 772,679,370 for the current six month period.
Basic earnings increased by 84% to R533 million (US$50 million) for the six months ended 30 June 2014. Headline earnings of R652 million (US$61 million) were 26% lower year-on-year.
For the six months ended 30 June 2014, cash generated from operations was R3,886 million (US$364 million) and operating cash flow after capex R2,540 million (US$238 million), an increase of R276 million year-on-year. Net debt for the same period increased to R617 million (US$58 million), which was an increase of 24%. This increase is post cash outflows of approximately R1,360 million (US$127 million) in royalty, tax and dividend payments, the repayment of R906 million (US$85 million) debt and the R415 million (US$40 million) purchase consideration for
Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”). The R906 million debt repayment comprised
R616 million (US$58 million) debt associated with the Cooke Operations, R40 million (US$4 million) to settle an outstanding loan at Wits Gold and a further R250 million (US$23 million) reduction in Sibanye Group debt.
Dividend declaration
Consistent with Sibanye’s prioritisation of dividends, the Board has declared an interim dividend of 50 SA cents per share for the six months ended 30 June 2014. Based on the total number of shares in issue this dividend is equivalent to 42% of normalised earnings, which is above the 25% to 35% range defined in Sibanye’s dividend policy.
The Board declared the higher dividend in order to ensure that shareholders would not be compromised by the new shares issued as consideration for the acquisition of the Cooke Operations towards the end of the period, with the Cooke Operations only contributing to the Group operating and financial results for one month. This dividend also reflects the Board’s confidence in the outlook for the Group in 2014.

Strategic update
Sibanye has differentiated itself through its mining sector benchmark dividend and its holistic and firm approach to stakeholder relations. The focus on superior dividends underpins and informs the corporate strategy and decisions.
In 2013, after the listing of Sibanye as an independent Company, our efforts were primarily directed towards securing the future of our mines, by focusing on our core production drivers; safety, cost, volume and grade.
The success of the initiatives implemented is evident in the continued year-on-year improvement in production and cost management from the KDB Operations, which have delivered on forecasts for six successive quarters.
This focus has resulted in significant free cash generation and an industry leading dividend.
In order to sustain the dividend, management has also focused primarily on organic opportunities, which has led to significantly longer Life of Mine (“LoM”) plans. To ensure delivery on this aspect of our business, dedicated project capacity has been created. In addition, value accretive external opportunities have also been identified and Sibanye has established a dedicated business development function to support these activities. The establishment of these functions has ensured that the core production operations are not distracted by such initiatives.
The following key criteria will guide corporate decisions on project funding to ensure dividends are not compromised:
- Projects will primarily be funded from cash flow after dividends. Alternative funding options may be considered where appropriate.
- Strict filters will be applied to organic projects including assessing each project for risk, returns and the impact of financing on returns.
- Acquisitions must be earnings accretive, with medium-term potential to support the core dividend strategy.
- Sibanye will pursue value opportunities in other mining sectors as long as such opportunities are consistent with the underlying benchmark dividend strategy.
Consistent with the strategy to extend the operating life of the business to ensure the sustainability of its dividend, Sibanye recently concluded the acquisitions of the Cooke Operations and Wits Gold, and also exercised the option to acquire Southgold Exploration Proprietary Limited (“Southgold”), the sole owner of the Burnstone gold mine located in South Africa’s Mpumalanga Province.
The Wits Gold portfolio of projects includes the advanced De Bron and Bloemhoek projects that are located adjacent to the Beatrix Operations and have recently been awarded a mining right in terms of gold, silver and uranium ore for a period of 23 years. The Company is currently reviewing the feasibility and pre-feasibility studies completed by Wits Gold on these properties, with a view to enhancing value by leveraging the existing
Beatrix infrastructure to unlock operational and regional synergies.
The acquisition of the Burnstone mine, following an extensive technical due diligence, was concluded on favourable financial terms and establishes Sibanye in another operating region of the Witwatersrand Basin.
Sibanye will invest approximately R950 million of capital over the next three years in the pre-development of the mine based on a conventional mining method, which is more suited to effective mining of the channelised Kimberley
Reef. A revised Burnstone Mineral Resource and Reserve declaration is anticipated to be completed during the first quarter of 2015.
Further detail on all of these transactions is available on the Sibanye Gold website – www.sibanyegold.co.za.
The acquisitions of Wits Gold and the Cooke Operations have resulted in a further significant increase in
Sibanye’s declared Mineral Reserves and Resource:
- Total Group gold Mineral Reserves increased by 66% from 19.7Moz at 31 December 2013 to 32.7Moz and gold
  Mineral Resources increased by 98% to 128.7Moz;
- Total underground gold Mineral Reserves increased by 68% from 15.2Moz declared at 31 December 2013 to 25.6Moz;
- Surface gold Mineral Reserves increased by 58% to 7.1Moz, primarily due to the addition of the Cooke Tailings
  Surface Facilities (“TSF”) to the West Rand Tailings Re-treatment Project (“WRTRP”); and
- Uranium Mineral Reserves have more than doubled to 102.8Mlb and uranium Mineral Resources increased by
  239.1Mlb to 282.3Mlb since the 31 December 2013 declaration, with the addition of Cooke’s TSF to the WRTRP and
  Wits Gold’s Beisa North and South uranium Mineral Resources.
Significant conceptual analysis has been conducted on the sustainability of the Company’s dividend as it relates to free cash flow and capital scheduling, with the primary focus on ensuring that the first call on free cash is for dividends. For 2013, R827 million (US$79 million) was paid out in dividends, resulting in dividends of
112 SA cents per share. Extrapolating this amount to include the new shares in issue results in approximately
R1 billion of free cash being allocated to the annual payment of dividends. Financial modeling indicates that, based on a gold price of R430,000/kg and mining only the Company’s current Mineral Reserve, and the assumption that there are no significant production events, disruptions or adverse economic changes, there is sufficient free cash generation to ensure dividend sustainability until 2028. This is reflected in Figure 1 below.
Figure 1. Sibanye conceptual cash flow profile in real terms based on reserves only (free cash flow after capital and tax)*
Please see PDF for graph
Sibanye’s sizable Mineral Resources provide significant opportunities to increase output and extend the LoM and the Group has therefore embarked on a full review of its more immediate organic opportunities. At present the
Group is actively reviewing eight internal projects that range from scoping to feasibility levels of study.
These include projects targeting deeper ore body extensions, the WRTRP, which will re-treat extensive surface tailings resources on the West Rand, and projects in the Free State adjacent to Beatrix, in particular the
De Bron and Bloemhoek projects. All projects will be evaluated on the basis of defined economic and strategic parameters, and will be required to meet specific minimum financial return criteria.
The majority of these projects are at a sufficiently advanced stage to allow discounted cash flow models to be developed and were presented to the market on 4 June 2014 (available at: http://www.sibanyegold.co.za/index.php/
2012-12-30-10-07-54/sibanye-gold-technical-and-operating-update-4-5-june-2014). Detailed financial modeling has also been conducted to ensure that these projects are scheduled in such a way as to be affordable from free cash flow whilst also ensuring the sustainability of dividends. The conceptual project and capital scheduling has resulted in a peak annual capital requirement of R4.5 billion. The conceptual capital funding requirements translate to $250/oz in 2014 money terms, which, according to Figure 2 below, is well within the constraints of modelled free cash flow with a first call on free cash to fund dividends. This modeling has shown conceptually that the Company is able to fund its capital requirements whilst ensuring the sustainability of its dividend.
Again the underlying assumption is that there are no significant production events, disruptions or adverse economic changes.
Figure 2. Sibanye conceptual cash flow profile including conceptual projects (free cash flow after capital and tax)*
Please see PDF for graph
The LoM production profile including both scenarios described above is set out in Figure 3 below and clearly indicates a LoM extending well beyond 2030.
Figure 3. Sibanye conceptual gold production profile (including projects)
Please see PDF for graph
While it is recognised that some projects may not meet the required evaluation criteria and hence may not be implemented, initial assessment demonstrates sufficient organic flexibility to have confidence in our ability to maintain production and economic output levels for many years.
Platinum strategy
There has been significant media coverage and speculation regarding Sibanye’s intentions to pursue an acquisition in the platinum sector. We confirm our interest in pursuing opportunities in the platinum sector only as long as the opportunities underpin our dividend yield strategy.
Key platinum sector considerations are:
- The platinum industry shares many similarities to the gold industry:
- medium depth, tabular, hard rock mining; and
- labour intensive, mainly utilising conventional mining methods.
- A weak price environment exacerbated by labour unrest has put balance sheets under strain and prompted the majors to adopt a different strategy, creating opportunities for acquisition.
- The platinum sector provides an opportunity to leverage Sibanye’s operating model and proven deep level mining capability.
- The long term platinum market outlook is robust.
Sibanye is pleased to announce that, to assist with the implementation of its platinum strategy, it has secured the services of Steven Shepherd, one of the foremost platinum industry analysts with over 35 years’ experience working in and analysing the sector.
Uranium considerations
We have also outlined our intentions to grow our existing uranium production base over time. On 29 May 2014,
Sibanye announced that it had produced and delivered its first 10 tons of ammonium diuranate (“ADU”) to the
Nuclear Fuels Corporation of South Africa Proprietary Limited (“NUFCOR”). Post the June quarter end a further
10 tons of ADU has also been shipped to NUFCOR. Uranium production from Cooke is forecast at approximately
500,000lb per annum by 2016. Extraction of uranium from Sibanye’s surface tailings is also an environmental imperative and will enable the realisation of up to 7Moz of gold contained in the WRTRP Resources. Up to
350,000lb of uranium per annum could be realised from the initial phases of this project.
The development of Sibanye’s existing uranium business is logical, given our significant 102.8Mlb uranium Mineral
Reserve and 282.3Mlb uranium Mineral Resource. At most of our operations, uranium is associated with, and is already mined with gold as a by-product. Uranium by-product sales will offset the cost of producing gold, thereby increasing the viability of mining portions of our gold Mineral Resources that may otherwise be uneconomic to extract. This is a critical component of the Cooke underground operations.
Labour relations update
After reserving final judgment earlier in the year, on 5 June 2014 the Labour Court provided its final ruling on the Association of Mineworkers and Construction Union’s (“AMCU”) court action against the interdict that had been obtained by the gold mining companies. The interdict prohibited AMCU from striking in terms of wage demands on the basis that the collective bargained two year wage agreement agreed in September 2013 had validly been extended to AMCU. Based on the Labour Court ruling, no further wage demands can be made for the duration of the current collective bargained agreement, which expires in June 2015. AMCU has since initiated an appeal process simultaneously with the Labour Court as well as directly with the Constitutional Court, challenging the validity of the 5 June ruling.
This year, consistent with Sibanye’s vision to provide superior value to all its stakeholders, we have broadened our focus and are addressing issues which we have identified as being critical for winning the hearts and minds of our employees and stakeholders, which is necessary for our long term sustainability and success. We have rolled out our new CARE values (Commitment, Accountability, Respect and Enabling), and have begun implementing a new people model through which we expect to win the hearts and minds of our employees amidst significant volatility in the national industrial relations climate. Initiatives we are pursuing include assisting employees with personal financial management with specific focus on indebtedness, home ownership programmes, mechanisms for sharing of value created through our operations with employees and alternative working arrangements that would enhance production while providing employees with more frequent extended periods off work. Intensive work has been undertaken to listen to employee needs and aspirations that will assist in maximising the impact of our programmes. We expect to identify additional areas for attention that will establish a more conducive working and social environment and build employee commitment towards the Group.
The interests of our employees and the sustainability of our business are our key imperatives and we will not allow intimidation and political agendas or posturing to compromise these. Although we have not experienced visible unrest and disruption to our operations, we are well prepared for a potentially challenging industrial relations climate.
Safe technology function and executive management changes
The continued profitability and sustainability of our operations over the long term is central to the delivery of our vision. We have recognised the need for a focused programme to ensure the safety of our employees and delivery on our production targets. We are therefore introducing a new function dedicated to the development of safe technology, aimed at enhancing safety and productivity in the medium to long term. As this position requires significant operational experience as well as technical knowledge, Peter Turner, previously Chief

Operating Officer of Sibanye, has been appointed to lead our Safe Technology initiative on a focused and dedicated basis.
Shadwick Bessit has been appointed to take Peter’s responsibility for the underground operations at Driefontein and Kloof and Wayne Robinson’s responsibilities have been extended to include the underground operations at
Beatrix and Cooke. Dick Plaistowe will continue to head up our extensive surface re-treatment business.
Dr Richard Stewart has been appointed to head up our technical services and capital projects function which was previously headed up by Shadwick Bessit.
Outlook
For the year ending December 2014, gold production is forecast to increase to approximately 50,000kg (1.61Moz)
with the inclusion of seven months’ production from the Cooke Operations from the June month. Total cash cost is forecast between R285,000/kg (US$835/oz) and R290,000/kg (US$850/oz) and All-in cost between R365,000/kg
(US$1,070/oz) and R370,000/kg (US$1,085/oz) which assumes an average exchange rate of R10.60/US$ during the year.
Capital expenditure for the year, including the Cooke Operations, is estimated at R3.4 billion (US$320 million).
31 July 2014
Neal Froneman
Chief Executive Officer
FINANCIAL REVIEW OF THE GROUP
For the six months ended 30 June 2014 compared with the six months ended 30 June 2013
Production for the gold mining industry in South Africa during the first six months of the calendar year is seasonally weak due to the cessation of mining over the Christmas/New Year period and the Easter public holidays.
It is therefore more relevant to compare the operating and financial results for the six months ended
30 June 2014 with the corresponding period in the previous year, rather than the preceding six months ended
31 December 2013.
Group profit increased from R290 million (US$32 million) for the six months ended 30 June 2013 to R533 million
(US$50 million) for the six months ended 30 June 2014. The reasons for this increase are discussed below.
Operating performance
Gold produced of 22,143kg (711,900oz) for the six months ended 30 June 2014 was 8% higher than the 20,413kg
(656,300oz) gold produced for the same period in 2013. Excluding the additional production from the Cooke
Operations of 643kg (20,700oz) in June, gold produced was 5% higher than for the six months ended 30 June 2013 and was in line with our forecast of 21,500kg (690,000oz) at the beginning of the year.
Total cash cost and All-in cost were in line with the forecast, with Total cash cost of R291,212/kg (US$848/oz)
and All-in cost of R367,601/kg (US$1,071/oz), 2% lower than for the six months ended 30 June 2013.
Gold produced during the June quarter 2014 of 11,805kg (379,500oz) was 14% above the March quarter, and 8% higher excluding production from the Cooke Operations. Total cash cost of R292,308/kg (US$863/oz) and All-in cost of
R369,716/kg (US$1.092/oz) for the June quarter was marginally higher than the March quarter due to the inclusion of the Cooke Operations.
Revenue
The average US dollar gold price of US$1,293/oz, was 16% lower than for the six months ended 30 June 2013. This was partly offset by the weakening of the Rand/Dollar exchange rate to R10.68/US$ from R9.15/US$. As a result the Rand gold price decreased by 2% to R443,865/kg. Revenue increased by 7% to R9,829 million (US$920 million)
for the six months ended 30 June 2014, due to the increase in gold production.
Cost of sales
Operating costs
Group operating costs increased by 8% to R6,340 million (US$594 million). The inclusion of the Cooke Operations, added R241 million (US$23 million) to Group operating costs which were also affected by higher volumes mined and above inflation electricity and labour cost increases.
Amortisation and depreciation
Group amortisation and depreciation increased to R1,488 million (US$139 million) due to the increase in production, primarily at the Kloof Operations, and the inclusion of the Cooke Operations. This was partly offset by the increase in gold Mineral Reserves declared earlier this year, against which amortisation applying a units of production method is calculated.
Capital expenditure
Capital expenditure of R1,346 million (US$126 million) was 6% lower than for the six months ended 30 June 2013.
Sustaining capital expenditure of R372 million (US$35 million) was 22% lower following the completion of the capital intensive Python plant late last year. Ore reserve development (“ORD”) expenditure increased by some
R10 million due to the inclusion of the Cooke Operations, but was flat for the KDB Operations.
Net operating profit
Net operating profit increased by 1% to R2,000 million (US$187 million) from R1,977 million (US$216 million) for the six months ended 30 June 2013.
Investment income
Investment income increased by 53%, to R89 million (US$8 million) for the six months ended 30 June 2014, due to interest earned on the higher average cash balance during the period.
Finance expenses
Finance expenses of R160 million (US$15 million) were 31% lower than for the six months ended 30 June 2013, primarily due to a R98 million (US$9 million) decrease in interest payments following a significant reduction in gross debt in 2013 and the lower interest rate applicable to the Loan Facilities which were restructured in the second half of 2013.
Sibanye’s average gross debt outstanding during the first half of 2014 was approximately R2.0 billion compared with R4.0 billion during the first half of 2013.
Share of result of associates
The R149 million (US$14 million) loss from share of results of associates for the six months ended 30 June 2014, is primarily due to a net R151 million (US$14 million) loss relating to Sibanye’s 33.1% interest in Rand Refinery
Proprietary Limited (“Rand Refinery”).
Following the adoption of a new Enterprise Resource Planning (“ERP”) system in 2013, Rand Refinery has been unable to reconcile its actual gold inventory against its accounting records. As a result, its shareholders have had to offer financial support in the form of a R1.2 billion irrevocable subordinated loan (the “Facility”).
For additional information on the break-down of the R151 million and the salient terms of the Facility, refer to
Note 2 of the financial statements of this report.
It should be noted that Rand Refinery’s operations have been unaffected and continues with normal refining operations. Sibanye sells its gold to financial institutions on delivery of its doré to the refinery and therefore has very limited trading exposure to Rand Refinery.
Share-based payments
Share-based payments increased by 81% to R208 million (US$20 million) for the six months ended 30 June 2014.
This was mainly due to a higher fair value of each option granted under the scheme following the significant increase in the Sibanye share price between the allocation and vesting dates. The 2014 allocation was granted in March 2014, resulting in approximately four months additional shares vesting compared with the allocation in
2013, which only occurred during the second half of 2013.
The share-based payment expense for the six months ended 30 June 2014 predominantly relates to R110 million
(US$10 million) (30 June 2013: Rnil (US$nil)) of cash-settled share options (“Phantom Share Scheme”) with
R95 million (US$9 million) (30 June 2013: R115 million (US$13 million)) relating to the Sibanye and Gold Fields
Limited Share Plans.
Loss or gain on financial instruments
The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash- settled share options is included in (loss)/gain on financial instruments in the income statement.
The net R178 million (US$17 million) loss on financial instruments for the six months ended 30 June 2014 compared to a R13 million (US$2 million) gain in the six months ended 30 June 2013. This consists of a R253 million
(US$24 million) (30 June 2013: Rnil (US$nil)) fair value loss related to the Phantom Share Scheme options, a
R59 million (US$6 million) (30 June 2013: Rnil (US$nil)) fair value gain on investments under the Environmental rehabilitation obligation funds and a R16 million (US$2 million) (30 June 2013: R13 million (US$2 million)) gain relating to the financial guarantee liability.
Non-recurring items
Impairment
The request by Rand Refinery for its shareholders to provide the Facility resulted in a decision to fully impair the remaining R119.6 million (US$11.3 million) carrying value of the investment in Rand Refinery.
For additional information on Rand Refinery refer to Note 2 of the financial statements of this report.
A R821 million (US$90 million) impairment of Beatrix West’s mining assets was made during the six months ended
30 June 2013.
Royalties
Royalties increased 17% to R195 million (US$18 million), due to the increase in gold revenue against which the royalty is charged. The royalty tax rate increased from 1.8% to 2.0% of revenue.
Mining and income taxation
Mining and income taxation increased to R334 million (US$31 million) from R75 million (US$8 million) for the six months ended 30 June 2013 due to the increase in taxable profit. Current taxation increased by R163 million
(US$11 million) to R434 million (US$41 million). The impairment of Beatrix West resulted in a deferred taxation credit of R230 million (US$25 million) during the six months ended 30 June 2013, reducing the taxation charge.
Cash flow analysis
Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.
Free cash flow of R1,711 million (US$160 million) was 13% lower than for the six months ended 30 June 2013. This was largely due to the R678 million increase in royalties and taxation paid.
Sibanye repaid R906 million (US$85 million) of debt during the period, including R656 million of debt assumed through the acquisitions of Wits Gold and the Cooke Operations.
Acquisitions
The acquisitions of Wits Gold and the Cooke Operations were completed during the period.
The Wits Gold acquisition is considered an asset acquisition for accounting purposes and the R415 million
(US$40 million) purchase consideration was allocated to the individual identifiable assets acquired and liabilities assumed, based on their relative fair values.
The total consideration for the Cooke Operations was R4,650 million (US$449 million) compared with the fair value of assets acquired and liabilities assumed of R4,168 million (US$402 million). This resulted in a non-
controlling interest of R362 million (US$35 million) and goodwill of R844 million (US$82 million) being recognised.
Dividend declaration
The Sibanye Board approved an Interim dividend, number 2, of 50 SA cents per share (gross) for the six months ended 30 June 2014.
Sibanye‘s dividend policy is to return between 25% and 35% of normalised earnings to shareholders. The Board may also consider declaring a special dividend after due consideration of the Group cash position and future requirements. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation.
The Interim dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs
11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:
- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends
  Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 42.5000 SA cents (85% of 50 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 898,301,633 ordinary shares in issue;
- Sibanye’s Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus; and
- Sibanye’s income tax reference number is 9431 292 151.
Shareholders are advised of the following dates in respect of the final dividend:
- Interim dividend number 2: 50 SA cents per share.
- Last date to trade cum dividend: Friday, 15 August 2014.
- Sterling and US dollar conversion date: Monday, 18 August 2014.
- Shares commence trading ex-dividend: Monday, 18 August 2014.
- Record date: Friday, 22 August 2014.
- Payment of dividend: Monday, 25 August 2014.
Please note that share certificates may not be dematerialised or rematerialised between Monday, 18 August 2014, and Friday, 22 August 2014, both dates inclusive.
Salient features and cost benchmarks for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013

Total Driefontein Kloof Beatrix Cooke (1
month)
Under- Under
-
Under
-
Under- Under-
Group ground Surface ground Surface ground Surface ground Surface grou nd
Surface
Operating results
Tons milled/treated 000’ton Jun 2014 7,783 3,412 4,371 1,144 1,345 949 1,555 1,196 1,059 12
3
412
Dec 2013 7,188 3,692 3,496 1,347 1,433 959 1,267 1,386 796 - -
Jun 2013 6,436 3,104 3,332 1,180 1,350 939 1,058 985 924 - -
Yield g/t Jun 2014 2.8 5.9 0.4 6.7 0.5 7.9 0.5 3.8 0.4 4.
5
0.2
Dec 2013 3.3 6.0 0.5 7.0 0.6 7.8 0.6 3.8 0.4 - -
Jun 2013 3.2 5.9 0.6 6.3 0.7 7.5 0.7 4.0 0.3 - -
Gold produced/sold kg Jun 2014 22,143 20,230 1,913 7,695 687 7,458 749 4,518 393 55
9
84
Dec 2013 24,061 22,195 1,866 9,485 858 7,446 713 5,264 295 - -
Jun 2013 20,413 18,460 1,953 7,442 990 7,087 731 3,931 232 - -
000’oz Jun 2014 711.9 650.4 61.5 247.4 22.1 239.8 24.1 145.3 12.6
18
.0
2.7
Dec 2013 773.6 713.6 60.0 304.9 27.6 239.4 22.9 169.3 9.5 - -
Jun 2013 656.3 593.5 62.8 239.3 31.8 227.9 23.5 126.4 7.5 - -
Uranium produced
000’lb Jun 2014 18.9 18.9 - - - - - - -
18
.9
-
Gold price received R/kg Jun 2014 443,865 444,798 442,927 444,838 436,236
Dec 2013 420,423 420,719 419,966 420,543 -
Jun 2013 451,448 451,992 451,254 450,709 -
US$/oz Jun 2014 1,293 1,295 1,290 1,296 1,270
Dec 2013 1,301 1,302 1,300 1,302 -
Jun 2013 1,535 1,536 1,534 1,532 -
Operating cost R/ton Jun 2014 815 1,693 129 1,873 169 2,023 144 1,258 75 1,6
83
83
Dec 2013 852 1,527 139 1,663 162 1,992 141 1,073 92 - -
Jun 2013 909 1,737 137 1,849 168 1,972 151 1,379 77 - -
Total cash cost R/kg Jun 2014 291,212 287,664 267,747 325,229 377,138
Dec 2013 259,919 247,336 261,086 281,615 -
Jun 2013 289,031 288,888 262,075 339,947 -
US$/oz Jun 2014 848 838 780 947 1,098
Dec 2013 804 765 808 872 -
Jun 2013 983 982 891 1,156 -
Operating margin % Jun 2014 35 36 33 37 26 42 32 25 55
1
5
7
Dec 2013 39 40 38 44 36 39 40 33 41 - -
Jun 2013 37 35 37 35 39 42 52 23 32 - -
All-in sustaining
cost
R/kg Jun 2014 367,601 359,687 345,035 384,158 430,793
All-in cost Dec 2013 336,848 312,472 351,195 338,586 -
Jun 2013 375,036 357,424 356,690 428,777 -
US$/oz Jun 2014 1,071 1,048 1,005 1,119 1,255
Dec 2013 1,043 967 1,087 1,048 -
Jun 2013 1,275 1,215 1,212 1,458 -
All-in cost margin % Jun 2014 17 19 22 14 2
Dec 2013 20 26 16 19 -
Jun 2013 17 21 21 5 -
Total capital
expenditure* R’mil Jun 2014 1,345.7 517.9 555.9 236.1 29.6

Dec 2013 1,462.9 560.3 654.4 227.6 -
Jun 2013 1,438.6 462.7 649.2 309.4 -
US$’mil Jun 2014 126.0 48.5 52.1 22.1 2.8
Dec 2013 145.0 56.0 64.8 22.1 -
Jun 2013 157.2 50.6 71.0 33.8 -

Average exchange rates for the six months ended 30 June 2014, 31 December2013 and 30 June 2013 were R10.68/US$,
R10.05/US$ and R9.15/US$ respectively.
Figures may not add as they are rounded independently.
* Included in total Group capital expenditure is Corporate expenditure of R6.2 million (US$0.6m), R20.6 million
(US$2.1m) and R17.3 million (US$1.9m) for the six months
ended 30 June 2014, 31 December 2013 and 30 June 2013 respectively.
REVIEW OF OPERATIONS
Six months ended 30 June 2014 compared with the six months ended 30 June 2013
Underground Operations
Driefontein
Gold production increased by 3% to 7,695kg (247,400oz), from 7,442kg (239,300oz) for the six months ended
30 June 2013. This was primarily due to an increase in the average yield to 6.7g/t from 6.3g/t, which offset lower volumes processed. The higher yield was a result of an improvement in quality of mining factors and the fire in the March 2014 quarter, which affected production in lower grade sections.
Underground ore milled decreased by 3% to 1,144,000 tons. Throughput was lower as a result of the fire, which resulted in the loss of 40 shifts, and safety stoppages due to two fatalities. The cost of underground ore milled at R1,873/ton was only 1% higher despite the lower volumes.
Main development decreased by 12% to 7,664 metres and on-reef development of 1,727 metres was 33% lower.
The closure of relatively lower grade sections of Driefontein following the fire, affected development rates in those areas and, as a result, average development values increased 19% to 1,472cm.g/t.
Cost saving initiatives, including a reduction in employees in service and a reduced reliance on contractors, resulted in underground operating costs decreasing 2% to R2,143 million (US$201 million) for the six months ended
30 June 2014.
Underground operating profit increased by 8% to R1,276 million (US$120 million) as a result of the increase in underground gold production and the reduction in costs. The underground operating margin increased to 37% from
35% for the comparative six months in 2013.
Capital expenditure increased by 8% to R476 million (US$45 million). Capital was predominantly spent on ORD, mining equipment and stabilisation of the shaft barrel at Ya Rona shaft during the December break.
Kloof
Gold production increased by 5% to 7,458kg (239,800oz) for the six months ended 30 June 2014, mostly due to an improvement in underground yields.
Underground ore milled increased by 1% to 949,000 tons and the underground yield increased by 5% to 7.9g/t due to a reduction in mining from marginal areas, together with an improvement in the mine call factor. The cost of underground ore milled increased by 3% to R2,023/ton for the six months ended 30 June 2014.
On-reef development increased by 11% to 1,925 metres and main development decreased by 7% to 9,050 metres as planned. The average development value decreased to 1,714cm.g/t from 1,821cm.g/t as a result of an increase in secondary reef development in order to delineate payable areas.
Operating costs increased by less than 4% to R1,920 million (US$180 million) as cost management initiatives offset above inflation increases in electricity and wages.
The increase in production more than offset the higher operating costs, resulting in a 3% increase in operating profit to R1,382 million (US$130 million). The operating margin was maintained at 42% despite the lower gold price.
Capital expenditure of R544 million (US$51 million) was 5% lower than for the six months ended 30 June 2013.
Capital was mainly spent on ORD, safety systems and general equipment upgrades.
Beatrix
Gold production increased by 15% to 4,518kg (145,300oz) for the six months ended 30 June 2014. This was primarily due to normalisation of production at Beatrix West Section, which was severely impacted by an underground fire during the corresponding period in 2013.
Underground ore milled increased 21% to 1,196,000 tons for the six months ended 30 June 2014 due to the recovery at Beatrix West Section. The underground yield was marginally lower at 3.8g/t as planned. Unit costs decreased by 9% to R1,258/ton.
To improve flexibility, on-reef development increased by 48% to 2,792 metres across all the sections. Main development of 8,820 metres was consistent year-on-year. The average development value decreased to 991cm.g/t from 1,166cm.g/t due to the planned development in lower grade areas at the North section, in order to improve flexibility and the mining mix.
Underground operating costs increased by 11% to R1,505 million (US$141 million) due to the increase in production, mostly from Beatrix West Section.
Underground operating profit increased by 22% to R503 million (US$47 million) as a result of the increase in gold production, which offset the higher operating costs and the marginally lower average gold price received.
The underground operating margin increased from 23% to 25% for the six months ended 30 June 2014.
Capital expenditure increased 23% to R232 million (US$22 million) for the six months ended 30 June 2014.
The increase was predominantly due to the resumption of ORD at Beatrix West Section.
Cooke (one month since acquisition)
Gold production of 559kg (18,000oz) in June 2014, was 54% higher than the average monthly gold production during the previous five months, reflecting a good recovery from operational disruptions in the March 2014 quarter.

Underground ore milled increased 36% to123,000 tons in June, compared with the average monthly throughput of
90,500 tons for the previous five months. The underground yield was stable at 4.5g/t. As a result of the increase in tons milled, unit costs declined by 15% to R1,683/ton from an average of R1,971/ton for the five months prior to the acquisition.
Main development increased to 1,293 metres from a five month average of 1,218 metres and on-reef development increased to 694 metres from a five month average of 502 metres. The average development values were 809cm.g/t.
Operating costs for the month of June of R207 million (US$19 million) were inflated by higher winter electricity tariffs.
An operating profit of R37 million (US$4 million) was recorded in the June month. The operating margin was
15% and the Cooke Operations made a positive contribution to Group operating cash flow after capex .
Capital expenditure at the underground operations for the month of June was R26 million (US$2 million).
The majority of capital was spent on ORD and infrastructure on the Uranium plant.
Surface Operations
Gold production from the Surface Operations decreased 2% to 1,913kg (61,500oz) due to lower grades at the West
Wits surface operations and lower recoveries at the Driefontein plants, largely offset by an increase in throughput.
Surface throughput increased by 31% to 4,371,000 tons, with the Kloof surface plants contributing the majority of this increase following the commissioning of the Python plant in August 2013. As a result of lower processing grades and higher ore reclamation and feed costs, the Python Plant has been discontinued for maintenance and review. A decision on the plant will be made following the review. The yield from the Surface Operations decreased to 0.44g/t from 0.59g/t due to the previously mentioned grade and recovery issues at the West Wits operations.
The incorporation of one month’s throughput and costs from the Cooke surface operations contributed to the
23% increase in operating costs to R566 million (US$53 million). Milling costs from the surface operations were
6% lower at R129/ton.
Operating profit declined by 31% to R291 million (US$27 million) due to the increase in costs and lower gold price and production.
Capital expenditure of R62 million was 40% lower than for the six months ended 30 June 2013, primarily due to the completion of the Python plant in 2013. This was partly offset by expenditure on the installation of a carbon-in-leach circuit at Driefontein number 2 plant, which is expected to be commissioned towards the end of the year.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars South African Rand
Six month periods ended Six month periods ended
Reviewed Reviewed Reviewed Reviewed
June 2013 December
20131
June 2014 Notes June 2014 December
20131
June 2013
1,007.1 1,006.6 920.3 Revenue 9,828.5 10,115.8 9,215.4
(639.3) (607.9) (593.7) Operating costs (6,340.4) (6,123.8) (5,849.5)
367.8 398.7 326.6 Operating profit 3,488.1 3,992.0 3,365.9
Amortisation and
(151.8) (171.5) (139.3) depreciation (1,488.2) (1,715.1) (1,388.8)
Net operating
216.0 227.2 187.3 profit 1,999.9 2,276.9 1,977.1
6.3 10.4 8.3 Investment income 88.7 102.5 57.8
(25.4) (18.4) (15.0) Finance expenses (159.9) (187.2) (233.1)
(6.6) (3.4) (2.8) Net other costs (29.8) (35.3) (60.3)
Share of results
of associates
3.7 1.7 (14.0) after taxation 2 (149.1) 17.2 34.3
(12.6) (19.3) (19.5) Share-based
payments (208.2) (190.9) (114.9)
(Loss)/gain on
financial
1.5 (2.0) (16.6) instruments (177.8) (18.0) 13.4
Gain on foreign
exchange
2.3 4.4 0.6 differences 5.2 3.4 20.6
Profit before
non-recurring
185.2 200.6 128.3 items 1,369.0 1,968.6 1,694.9
Profit on
disposal of
property, plant
- 0.6 - and equipment 0.2 5.1 0.4
(89.7) - (11.3) Impairment 2 (119.6) - (821.0)
Loss on loss of
control of
- (3.1) - subsidiary - (30.2) -
Restructuring
(37.5) (8.3) (9.9) costs (106.0) (96.4) (343.0)
- (1.0) (7.6) Transaction costs (81.5) (9.3) -
Profit before
royalties and
58.0 188.8 99.5 taxation 1,062.1 1,837.8 531.3
(18.3) (24.9) (18.3) Royalties (195.2) (247.5) (167.1)
Profit before
39.7 163.9 81.2 taxation 866.9 1,590.3 364.2
Mining and
(8.2) (18.5) (31.3) income taxation (334.2) (181.6) (74.6)
(29.6) (54.8) (40.6) - Current taxation (434.0) (539.0) (270.8)
21.4 36.3 9.3 - Deferred taxation 99.8 357.4 196.2
31.5 145.4 49.9 Profit for the period 532.7 1,408.7 289.6
Profit for the period
attributable to

31.5 144.8 49.9 - Owners of Sibanye 532.7 1,402.4 290.0
- Non-controlling
- 0.6 - interests - 6.3 (0.4)
Earnings per
ordinary share
(cents)
6 20 6
Basic earnings per
share
69 191 51
6 19 6
Diluted earnings per
share
67 187 51
Weighted average
566,413 734,367 772,679
number of shares
(‘000)
772,679 734,367 566,413
Diluted weighted
average number
572,014 748,034 792,209 of shares (‘000) 792,209 748,034 572,014
Headline earnings per
ordinary share
(cents) 3
Headline
earnings per
17 20 8 share 84 195 156
Diluted headline
17 20 8 earnings per share 82 191 154
Weighted average
566,413 734,367 772,679
number of shares
(‘000)
772,679 734,367 566,413
Diluted weighted
572,014 748,034 792,209 average number
of shares (‘000) 792,209 748,034 572,014
9.15 10.05 10.68 Average R/US$ rate

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
reviewed results from the year ended 31 December 2013 audited results.
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Sibanye
Gold Limited headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by
Charl Keyter, the Group’s Chief Financial Officer.

Condensed consolidated statement of comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
Rand
South African
Six month periods ended
ended
Six month periods
Reviewed Reviewed Reviewed Reviewed
June 2013 December
20131
June 2014 June 2014 December
20131
June 2013
31.5 145.4 49.9 Profit for the period 532.7 1,408.7 289.6
Other comprehensive
(87.8) (23.2) (30.9) income net of tax - - -
Currency translation
(87.8) (23.2) (30.9) adjustments2 - - -
Total comprehensive
(56.3) 122.2 19.0 income 532.7 1,408.7 289.6
Total comprehensive
income
attributable to:
(56.3) 121.6 19.0 - Owners of Sibanye 532.7 1,402.4 290.0
- Non-controlling
- 0.6 - interests - 6.3 (0.4)
9.15 10.05 10.68 Average R/US$ rate

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
reviewed results from the year ended 31 December 2013 audited results.
2 The currency translation adjustment arises on the convenience translation of the South African Rand amount to the
United States Dollar. These gains and losses
will never be reclassified to profit and loss.

Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars South African
Rand
Six month periods ended Six month periods
ended
Reviewed Reviewed Reviewed Reviewed
June 2013 December
20131
June 2014 Notes June 2014 December 20131 June 2013
1,732.4 1,672.2 2,307.4 Non-current assets 24,415.9 17,289.9 17,583.7
Property, plant and
1,537.3 1,465.3 2,009.1 equipment 21,255.9 15,151.0 15,603.6
- - 79.8 Goodwill 4 844.2 - -
25.1 26.7 0.7 Investments 7.8 276.5 254.4
Environmental
rehabilitation
143.4 153.6 192.4 obligation funds 2,035.7 1,588.1 1,455.6
Financial
guarantee
24.8 23.1 21.3 asset 224.9 238.5 251.8
1.8 3.5 4.4 Deferred taxation 46.7 35.8 18.3
333.7 261.7 222.7 Current assets 2,356.4 2,705.0 3,386.4
33.6 18.1 27.0 Inventory 285.3 187.1 340.6
Trade and other
89.1 94.3 75.2 receivables 795.9 973.8 904.3
Current portion of
financial guarantee
5.0 5.0 5.0 asset 53.2 51.7 50.8
- - 1.7 Assets held
for sale 6 18.3 - -
Cash and cash
206.0 144.3 113.8 equivalents 1,203.7 1,492.4 2,090.7
2,066.1 1,933.9 2,530.4 Total assets 26,771.6 19,994.9 20,970.1
806.7 911.4 1,356.0 Shareholders’ equity 14,346.7 9,423.4 8,188.2
923.0 675.1 759.0 Non-current
liabilities 8,031.0 6,980.0 9,368.1
400.5 361.3 359.1 Deferred taxation 3,799.0 3,735.4 4,064.9
344.8 144.2 119.7 Borrowings 7 1,266.6 1,491.4 3,500.0
Environmental
rehabilitation
176.0 160.6 247.9 obligation 2,623.0 1,660.7 1,785.5
Post-retirement
healthcare
1.7 1.6 1.5 obligation 16.3 16.3 17.7
Share-based payment
- 7.4 30.8 obligation 326.1 76.2 -
336.4 347.4 415.4 Current liabilities 4,393.9 3,591.5 3,413.8
Trade and
225.6 200.5 279.2 other payables 2,953.6 2,073.0 2,290.2
Financial
21.5 20.0 18.5 guarantee liability 195.7 206.6 217.8
Taxation and
40.0 74.2 56.3 royalties payable 595.9 767.2 405.8
Current portion of
49.3 48.3 52.4 borrowings 7 554.0 499.5 500.0
Current portion of

share-based
payment
- 4.4 9.0 obligation 94.7 45.2 -
2,066.1 1,933.9 2,530.4 Total equity and
liabilities 26,771.6 19,994.9 20,970.1
188.1 48.2 58.3 Net debt 616.9 498.5 1,909.3
10.15 10.34 10.58 Closing R/US$ rate

Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars South African
Rand
Non- Non-
Stated Other Accumulated controlling Total Total controlling Accumulated Other Stated capital Reserves loss interest equity equity interest loss Reserves capital
-
(9,672.7)
767.6 (1,895.7) (0.5) (1,128.6)
Balance at 31 December 2012
(Audited)
(4.6) (12,098.0) 2,429.9 -
- (87.8) 31.5 - (56.3)
Total comprehensive income for the
period
289.6 (0.4) 290.0 - -
- - 31.5 - 31.5 Profit for the period 289.6 (0.4) 290.0 - -
- (87.8) - - (87.8)
Other comprehensive income net of
tax
- - - - -
1,955.3 - - - 1,955.3 Shares subscription 17,245.8 - - - 17,245.8
- 12.6 - - 12.6 Share-based payments 114.9 - - 114.9 -
Transactions with non-
- - - 0.1 0.1 controlling interests 1.0 1.0 - - -
- - 23.6 - 23.6 Transactions with shareholder 209.6 - 209.6 - -
1,955.3 692.4 (1,840.6) (0.4) 806.7 Balance at 30 June 2013 (Reviewed) 8,188.2 (4.0) (11,598.4) 2,544.8 17,245.8
Total comprehensive income for
- (23.2) 144.8 0.6 122.2 the period 1,408.7 6.3 1402.4 - -
- - 144.8 0.6 145.4 Profit for the period 1,408.7 6.3 1402.4 - -
- (23.2) - - (23.2)
Other comprehensive income net of
tax
- - - - -
-
(271.9)
- (27.1) - (27.1) Dividends paid - (271.9) - -
- 9.6 - - 9.6 Share-based payments 98.5 - - 98.5 -
Transactions with non-
- - - 0.2 0.2 controlling interests 2.0 2.0 - - -
-
(2.1)
- - (0.2) (0.2) Loss of control of subsidiary (2.1) - - -
1,955.3 678.8 (1,722.9) 0.2 911.4
Balance at 31 December 2013
(Audited)
9,423.4 2.2 (10,467.9) 2,643.3 17,245.8
Total comprehensive income for
- (30.9) 49.9 - 19.0 the period 532.7 - 532.7 - -
- - 49.9 - 49.9 Profit for the period 532.7 - 532.7 - -
- (30.9) - - (30.9)
Other comprehensive income net of
tax
- - - - -
-
(555.2)
- (51.6) - (51.6) Dividends paid - (555.2) - -
433.3 - - - 433.3 Shares issued (refer note 4) 4,488.8 - - - 4,488.8
- - - 35.0 35.0 Acquisition of subsidiary with
non-controlling interest
(refer note 4) 362.1 362.1 - - -
- 8.9 - - 8.9 Share-based payments 94.9 - - 94.9 -
2,388.6 656.8 (1,724.6) 35.2 1,356.0 Balance at 30 June 2014 (Reviewed) 14,346.7 364.3 (10,490.4) 2,738.2 21,734.6

Condensed consolidated statement of cash flows
United States Dollars South African Rand
Six month periods ended Six month periods ended
Reviewed Reviewed Reviewed Reviewed
June 2013
December 20131
December 20131 June 2014 June 2014 June 2013
Cash flows from operating
activities
326.3 390.4 306.1 Cash generated by operations 3,269.4 3,854.6 2,985.4
Post-retirement healthcare
(0.1) (0.2) - payments (0.5) (2.1) (0.6)
Cash-settled share-based
- (0.4) (5.9) payments paid (63.5) (3.9) -
78.4 (19.2) 63.7 Change in working capital 680.4 (149.0) 717.7
Cash generated by operating
404.6 370.6 363.9 activities 3,885.8 3,699.6 3,702.5
- 5.0 2.5 Guarantee fee received 27.2 47.0 -
2.7 3.9 3.5 Interest received 37.5 38.3 25.0
(20.8) (13.2) (8.3) Interest paid (88.6) (135.7) (190.6)
(5.8) (20.1) (23.7) Royalties paid (253.0) (195.8) (53.2)
(8.1) (23.7) (51.7) Taxation paid (551.8) (230.8) (74.0)
- (27.1) (52.0) Dividends paid (555.2) (271.9) -
Net cash flows from operating
372.6 295.4 234.2 activities 2,501.9 2 950.7 3 409.7
Cash flows from investing
activities
Additions to property, plant
(157.2) (145.0) (126.0) and equipment (1,345.7) (1,462.9) (1,438.6)
Proceeds on disposal of
0.2 0.5 - property, plant and equipment 0.2 5.2 1.7
Contributions to funds and
payment of environmental
(10.0) (9.0) - rehabilitation obligation - (91.1) (91.7)
Investment in subsidiary
- - (39.7) (refer note 5) (415.3) - -
Cash flow on loss of control
- 0.6 - of subsidiary - 5.9 -
Loans granted to subsidiary prior
- - (15.6) to acquisition (refer note 4) (161.2) - -
Cash acquired on acquisition of
- - 3.6 subsidiaries (refer note 4 and 5) 37.4 - -
Net cash flows from investing
(167.0) (152.9) (177.7) activities (1,884.6) (1,542.9) (1,528.6)
Cash flows from financing
activities
1,955.3 - - Shares issued on unbundling - - 17,245.8
(638.3) (386.7) (84.8) Loans repaid (refer note 7) (906.0) (4,000.0) (5,840.0)
614.3 179.5 - Loans raised (refer note 7) - 2,000.0 5,620.0
(1,939.7) - - Related party loans repaid - - (17,108.0)
- (0.9) - Financing costs capitalised - (9.1) -
Shares issued to non-
- 0.3 -interest - 3.0 -
Net cash flows from
(8.4) (207.8) (84.8) financing activities (906.0) (2,006.1) (82.2)

197.2 (65.3) (28.3) Net cash (utilised)/generated (288.7) (598.3) 1,798.9
Effect of exchange rate
fluctuations on
(25.2) 3.6 (2.2) cash held - - -
Cash and cash
equivalents at
34.0 206.0 144.3 beginning of period 1,492.4 2, 090.7 291.8
Cash and cash
equivalents at
206.0 144.3 113.8 end of period 1,203.7 1,492.4 2,090.7
9.15 10.05 10.68 Average R/US$ rate
10.15 10.34 10.58 Closing R/US$ rate
1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. Basis of accounting and preparation
The condensed consolidated interim financial statements for the six months ended 30 June 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), IAS 34 Interim Financial Reporting, the
SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as
issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies used in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye (“the Group”) for the year ended 31 December 2013, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not materially impact the Group’s financial results, other than disclosures.
The condensed consolidated income statement and statements of comprehensive income and cash flows for the six months ended 31 December 2013 were prepared by subtracting the reviewed complete consolidated financial statements for the period ended 30 June 2013 from the audited complete consolidated financial statements for the year ended 31 December 2013. The statement of financial position for 31 December 2013 was extracted from the audited complete consolidated financial statements for the year ended 31 December 2013.
The translation of the financial statements into US Dollar is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.
2. Investment in Rand Refinery Proprietary Limited
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (“Rand Refinery”) which is accounted for using the equity method. Sibanye’s share of profits for the six months ended 30 June 2014 was R45.9 million
(US$4.3 million) based on Rand Refinery’s most recent available unaudited management accounts.
Following the adoption of a new Enterprise Resource Planning (“ERP”) system in 2013, Rand Refinery experienced implementation difficulties which led to a difference between the actual inventory and the accounting records of approximately 87,000oz of gold (the “Imbalance”) as at the most recent practical date. Uncertainty around the true inventory position has prevented Rand Refinery from finalising its annual financial statements for the year ended 30 September 2013. Accordingly there is uncertainty surrounding the results of associate after tax recognised in profit and loss.
Due to the uncertainty around Rand Refinery’s inventory and the time it is taking to resolve this matter, Sibanye has assumed a 50% probability that the 87,000oz gold Imbalance will not be recovered. Sibanye’s share of the loss adjustment is R196.4 million (US$18.4 million). This amount is partly offset by Sibanye’s R45.9 million
(US$4.3 million) share of Rand Refinery’s profits, resulting in a net loss of R150.5 million (US$14.1 million)
which has been recognised in profit and loss for the period.
Due to the above mentioned uncertainty, AngloGold Ashanti Limited (42.4% shareholding), Sibanye, Harmony Gold
Mining Company Limited (11.3% shareholding) and Gold Fields Operations Limited (2.8% shareholding) (together, the "Financing Shareholders") collectively agreed on 23 July 2014 to offer financial support to Rand Refinery in the form of an irrevocable subordinated loan of up to R1.2 billion (the “Facility”). Rand Refinery can only draw on the Facility when there is confirmation that an actual Imbalance exists. Any amounts drawn under the Facility are repayable within two years from the first draw down date. If the loan is not repaid within the two years, it will automatically convert into equity in Rand Refinery. Interest under the Facility will be at Jibar plus a margin of 3.5%. Sibanye has subordinated all claims it might have against Rand Refinery as part of the Facility agreement.
The request by Rand Refinery to the shareholders to provide the Facility is an indicator of impairment. As
Sibanye’s proportional share of the Facility, R448.8 million (US$42.4 million) exceeds the carrying value of the investment, a decision has been taken to fully impair the remaining carrying value of the investment in Rand
Refinery of R119.6 million (US$11.3 million).

The movement relating to the investment in Rand Refinery for the period is as follows:
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended Six month periods ended
Reviewed Reviewed Reviewed Reviewed
June 2013 December 20131 June 2014 June 2014 December 20131 June 2013
Balance at the beginning
25.5 24.9 26.1 of the period 270.1 252.9 218.6
Share of results of
the associate after
3.7
(150.5)
1.7 (14.1) taxation 17.2 34.3
-
(119.6)
- (11.3) Impairment - -
(4.3) (0.5) (0.7) Translation adjustment - - -
Balance at the end
24.9 26.1 - of the period - 270.1 252.9
1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.
3. Reconciliation of headline earnings with profit for the period
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended Six month periods ended
Reviewed Reviewed Reviewed Reviewed
June 2013 December 20131 June 2014 June 2014 December 20131 June 2013
Profit attributable
31.5 144.8 49.9 to owners of Sibanye 532.7 1,402.4 290.0
Profit on disposal
of property, plant
- (0.6) - and equipment (0.2) (5.1) (0.4)
89.7 - 11.3 Impairment 119.6 - 821.0
Loss on loss of
- 3.1 - control of subsidiary - 30.2 -
Taxation effect of
(25.1) 0.2 - remeasurement items 0.1 1.4 (229.8)
96.1 147.5 61.2 Headline earnings 652.2 1,428.9 880.8
9.15 10.05 10.68 Average R/US$ rate
1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

4. Cooke Operations Acquisition
On 15 May 2014 all conditions precedent to the acquisition of Gold One’s 76% shareholding in, and the Gold One
Group claims against, Newshelf 1114 Proprietary Limited ("Newshelf") were fulfilled. Newshelf holds a 100%
shareholding in Rand Uranium Proprietary Limited and Ezulwini Mining Company Proprietary Limited, the activities of these companies include the Cooke Operations.
On completion of the Newshelf black economic empowerment structure, Sibanye will have a 74% interest in Newshelf.
The current balance of 24% not owned by Sibanye forms part of the Newshelf black economic empowerment structure and is reflected as the non-controlling interest.
As consideration for the acquisition of the Cooke Operations, Sibanye issued 156,894,754 new Sibanye ordinary shares at R28.61, representing 17% of Sibanye's issued share capital, on a fully diluted basis to Gold One.
The acquisition is forecast to be earnings accretive, will increase Sibanye’s annual gold production, and enhance existing operational flexibility, by leveraging Sibanye’s existing assets in the West Wits region. The transaction will also facilitate the optimal development of the West Rand Tailings Retreatment Project (“WRTRP”),
enhancing the return on investment from Sibanye’s surface processing facilities and reducing a future environmental liability.
For the month ended 30 June 2014, the Cooke Operations contributed revenue of R280.5 million (US$26.3 million)
and profit of R0.3 million (US$nil) to the Group’s results.
The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3 Business
Combinations (“IFRS 3”).
If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.
Consideration transferred
The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures are in millions unless otherwise stated South African Rand United States Dollars1
Equity instruments (156,894,754 ordinary shares) 4,488.8 433.3
Loans advanced pre-acquisition 161.2 15.6
Total consideration transferred 4,650.0 448.9
1 The exchange rate on 15 May 2014 was R10.36/US$.
Acquisition related costs
The Group incurred acquisition related costs of R81.5 million (US$7.6 million) on advisory and legal fees.
These costs are recognised as “transaction costs” in profit and loss.
Identified assets acquired and liabilities assumed
The following table summarises the fair value of assets acquired and liabilities assumed at the acquisition date:
Figures are in millions unless otherwise stated South African Rand United States Dollars1
Property, plant and equipment 5,564.1 537.1
Environmental rehabilitation obligation funds 346.0 33.4
Inventories 77.6 7.5
Trade and other receivables 152.5 14.7
Cash and cash equivalents 31.8 3.1
Deferred taxation (152.5) (14.7)
Borrowings (696.2) (67.2)
Environmental rehabilitation obligation (667.8) (64.5)
Trade and other payables (486.2) (47.0)
Taxation and royalties payable (1.4) (0.1)
Total identifiable net assets acquired 4,167.9 402.3
1 The exchange rate on 15 May 2014 was R10.36/US$.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:
Figures are in millions unless otherwise stated South African Rand United States Dollars1
Consideration transferred 4,650.0 448.9
Fair value of identifiable net assets (4,167.9) (402.3)
Non-controlling interest in their proportionate interest in
the recognised amounts of the assets and liabilities of the
Cooke Operations 362.1 35.0
Goodwill 844.2 81.6
1 The exchange rate on 15 May 2014 was R10.36/US$.
The allocation of goodwill to the various cash generating units has not been completed. None of the goodwill recognised is expected to be deducted for tax purposes
.

5. Witwatersrand Consolidated Gold Resources Limited Acquisition
Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of
Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”) for a cash consideration of R11.55 per Wits Gold share. The transaction was subject to the fulfilment of various conditions precedent which were completed on
14 April 2014.
Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations
111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million (US$40 million)
was held in the escrow account and formed part of the Group’s cash and cash equivalents balance as reported at
31 December 2013.
On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.
On 14 April 2014, Sibanye paid R400.5 million (US$38.3 million) to the Wits Gold shareholders and obtained control (100%) of Wits Gold. Wits Gold is not a business as defined in IFRS and thus the acquisition is considered to be outside the scope of IFRS 3 Business Combinations. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction related expenses of
R14.8 million (US$1.4 million) have been capitalised.
The majority of the Wits Gold resources are adjacent to the Beatrix Operation and, through synergies with existing operations and infrastructure, will secure the long-term future of Beatrix.
During the two months ended 30 June 2014 Wits Gold contributed profit after tax of R1.4 million (US$0.1 million).
The profit after tax resulted from the management fee received from Southgold Exploration Proprietary Limited
(“Southgold”) while the Burnstone gold mine (“Burnstone”) was under business rescue.

The consideration paid and the assets acquired and liabilities assumed at the acquisition date are as follows:
Figures are in millions unless otherwise stated South African Rand United States Dollars1
Cash 415.3 39.7
Total consideration paid 415.3 39.7
1 The exchange rate on 14 April 2014 was R10.46/US$.
Figures are in millions unless otherwise stated South African Rand United States Dollars1
Property, plant and equipment 472.7 45.2
Trade and other receivables 1.7 0.2
Cash and cash equivalents 5.6 0.5
Borrowings (40.0) (3.8)
Trade and other payables (24.7) (2.4)
Total identified net assets acquired 415.3 39.7
1 The exchange rate on 14 April 2014 was R10.46/US$.
6. Disposal group held for sale
The group committed to a plan to sell the majority of the assets relating to the two hospitals owned by the group, being Leslie Williams Memorial Hospital, a division of Sibanye Gold Limited and St Helena Hospital
Proprietary Limited (“St Helena Private Hospital”) a wholly owned subsidiary. Accordingly, the assets that have been identified to be sold from these hospitals are presented as a disposal group held for sale. The disposal group will be sold to African Healthcare for a cash consideration of R18.3 million (US$1.7 million). African
Healthcare Proprietary Limited (“African Healthcare”) took over the management of these facilities on
1 July 2014.
Assets of the disposal group held for sale
At 30 June 2014, the disposal group was stated at its carrying value, being lower than its fair value less cost to sell, and consisted of the following assets:
Figures are in millions unless otherwise stated South African Rand United States Dollars
Property, plant and equipment 13.1 1.2
Inventory 5.2 0.5
Assets held for sale 18.3 1.7
There are no cumulative incomes or expenses included in other comprehensive income relating to the disposal group.

7. Borrowings
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended
Six month periods ended
Reviewed
Reviewed
Reviewed
Reviewed
June 2013
December 20131 June 2014
June 2014
December 20131
June 2013
Balance at the beginning
492.5 394.1 192.5
of the period 1,990.9
4,000.0
4,220.0
Borrowings acquired on
- - 71.0
acquisition of subsidiaries 736.2
-
-
614.3 179.5 -
Loans raised
-
2,000.0
5,620.0
- 179.5 -
R4.5 billion Facilities -
2,000.0
-
Bridge Loan Facilities and
614.3 - -
other facilities -
-
5,620.0
(638.3) (386.7)
(84.8) Loans repaid (906.0)
(4,000.0)
(5,840.0)
- - (57.7)
Cooke borrowings (616.0)
-
-
- - (3.7)
Wits Gold borrowings (40.0)
-
-
- - (23.4)
R4.5 billion Facilities (250.0)
-
-
Bridge Loan Facilities and
(638.3) (386.7) -
other facilities -
(4,000.0)
(5,840.0)
-
- (0.4)
Franco-Nevada settlement (non-cash) (4.2)
-
-
- (0.9) -
Financing costs capitalised -
(9.1)
-
(74.4) 6.5 (6.2)
Translation adjustment 3.7
-
-
394.1 192.5 172.1
Gross borrowings 1,820.6
1,990.9
4,000.0
(49.3) (48.3) (52.4)
Current portion of borrowings (554.0)
(499.5)
(500.0)
344.8 144.2 119.7
Non-current borrowings 1,266.6
1,491.4
3,500.0
1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

8. Mineral reserves and resources
There were no material changes to the Reserves and Resources of the Kloof, Driefontein and Beatrix operations from what was previously reported by the Group at 31 December 2013.
The Wits Gold acquisition added 42.1Moz and 8.5Moz of gold Resources and Reserves respectively.
As a result of the Cooke acquisition the Group acquired gold Resources of 21.7Moz, gold Reserves of 4.5Moz, uranium Resources of 105.6Mlb and uranium Reserves of 59.7Mlb during May 2014.
9. Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 30 June 2014, other than those disclosed below:
Dividend declared
An interim dividend in respect of the six months ended 30 June 2014 of 50 cents per share was approved by the Board on 30 July 2014. This dividend will be paid on 25 August 2014. The interim dividend will be subject to Dividend Withholding Tax.
Burnstone Acquisition
On 5 July 2013 Wits Gold announced to its shareholders that it had submitted a final binding offer (“the Offer”)
to Mr Peter van den Steen, the business rescue practitioner of Southgold, to acquire Southgold, the sole owner of
Burnstone located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of Southgold on 11 July 2013. Sibanye successfully concluded its detailed due diligence investigation in relation to Southgold and took the final decision to proceed with the acquisition of
Southgold.
All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, took control (100%) of Burnstone from this date. Sibanye acquired all of the issued shares of Southgold together with all shareholder and inter-group loans against Southgold for a purchase consideration of R100.00. Wits Gold was required to fund R77.2 million (US$7.25 million) for the settlement of all outstanding creditors of
Southgold. As at 30 June 2014 the R77.2 million (US$7.25 million) was held in escrow accounts and forms part of the Group’s cash and cash equivalents.
As Southgold came out of business rescue its statement of financial position should primarily consist of property, plant and equipment, the Southgold Debt and rehabilitation obligations. Sibanye still needs to determine the fair value of the assets acquired and liabilities assumed.
Wits Gold has to fund up to R950 million by means of a loan (“Wits Gold Loan”), over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at Jibar plus a margin of 4%.
Southgold will have bank debt of R1,883.9 million (US$178.1 million) (the “Southgold Debt”) of which R1.8 million
(US$0.2 million) was settled on 1 July 2014. The Southgold Debt will be interest free at first and will attract interest at Libor plus a margin of 4% from 1 July 2017. The Southgold Debt is fully secured against the assets of Southgold and there is no recourse to the Sibanye Group.
The first 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Southgold Debt. On settlement of the Wits Gold Loan and interest, Southgold Debt will be repaid from
30% of Burnstone’s free cash flow and the balance will be paid to Wits Gold.
Disposal of hospitals
Refer to note 6 for the completion of the sale of the hospitals subsequent to 30 June 2014.
10. Liquidity
The Group’s current liabilities exceeded its current assets by R2,037.5 million (US$192.7 million) as at
30 June 2014. Current liabilities at 30 June 2014 include the financial guarantee liability of R195.7 million
(US$18.5 million) which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold
Fields Limited ("Gold Fields") is currently in the position to meet its obligations under its US$1 billion
4.875% guaranteed notes.
The current portion of borrowings of R554.0 million (US$52.4 million) includes the two semi-annual repayments of
R250.0 million (US$23.6 million) which is only due and payable in December 2014 and June 2015 respectively.
Sibanye generated cash from operating activities of R2,501.9 million (US$ 234.2 million) for the six months ended
30 June 2014. If the acquisition related cash outflows during the last six months were added back to the cash flows, the group would have had R1,232.5 million (US$116.7 million) in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above the Group has committed unutilised debt facilities of R2.5 billion (US$236 million) at 30 June 2014.
The Directors believe that the cash-generated by its operations and the remaining balance of the Company’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.
11. Auditors review
The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2014 as set out in this report have been reviewed by the Company’s auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company’s registered office.
The auditor’s report does not necessarily report on all of the information contained in these financial results.
Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

SEGMENTAL OPERATING AND FINANCIAL RESULTS
Segment income statement
Figures are in millions unless otherwise stated
For the six months ended
United States Dollars
30 June 2014 (Reviewed)
South African Rand
Cor- Cooke
Drie-
Drie-
Cooke Cor-
porate
Beatrix
Kloof
fontein
Group
Group
fontein Kloof Beatrix
(1 month) porate
-
26.3
204.5
340.4
349.1
920.3
Revenue
9,828.5
3,728.3
3,635.1 2,184.6
280.5
-
-
22.8 188.1
309.1
320.1
840.1
Underground
8,972.0
3,418.8 3,301.7 2,007.5
244.0 -
-
3.5
16.4
31.3
29.0
80.2
Surface
856.5
309.5 333.4 177.1
36.5
-
-
(593.7)
(22.6)
(148.3)
(200.8)
(222.0)
Operating costs
(6,340.4)
(2,370.5) (2,144.5) (1,584.2)
(241.2) -
-
(540.8)
(19.4)
(140.9)
(179.8)
(200.7)
Underground
(5,774.9)
(2,143.1) (1,920.2) (1,504.6)
(207.0)
-
-
(52.9)
(3.2)
(7.4)
(21.0)
(21.3)
Surface
(565.5)
(227.4) (224.3) (79.6)
(34.2) -
-
3.7
56.2
139.6
127.1
326.6
Operating profit
3,488.1
1,357.8 1,490.6 600.4
39.3 -
-
3.5
47.2
129.5
119.8
300.0
Underground
3,197.1
1,275.7 1,381.5 502.9
37.0
-
-
0.2
9.0
10.1
7.3
26.6
Surface
291.0
82.1 109.1 97.5
2.3 -
Amortisation
(1.5)
(139.3)
(3.0)
(21.1)
(62.5)
(51.2)
and depreciation
(1,488.2)
(547.1) (667.8)
(31.4) (225.6) (16.3)
Net operating
(1.5)
0.7
35.1
77.1
75.9
187.3
profit
1,999.9
810.7 822.8 374.8
7.9 (16.3)
2.9
0.2
1.1 1.9
2.2
8.3
Investment income
88.7
23.6 20.2 11.6
2.0 31.3
-
(15.0)
(0.5) (1.8)
(6.0)
(6.7)
Finance expenses
(159.9)
(71.2) (64.3)
(18.9)
(5.0)
(0.5)
(18.9)
(32.9)
(0.4)
(4.2)
(4.3)
(5.1)
Other costs
(351.5)
(54.7) (45.6) (45.3)
(4.2) (201.7)
(11.6)
(19.5)
-
(2.1)
(2.7)
(3.1)
Share-based payments
(208.2)
(33.5) (28.5) (22.8)
- (123.4)
(20.7)
(28.7)
-
0.2
-
(8.2)
Non-recurring items
(306.9)
(86.2) (0.1) 1.9
- (222.5)
-
(18.3)
(0.1)
(3.3)
(8.0)
(6.9)
Royalties
(195.2)
(74.1) (84.8) (35.0)
(1.3) -
(4.4)
(40.6)
-
(5.3)
(17.5)
(13.4)
Current taxation
(434.0)
(143.3) (187.4) (56.4)
-
(46.9)
6.8
0.1
(0.5)
1.8
1.1
9.3
Deferred taxation
99.8
11.4 19.4 (5.2)
0.9 73.3
(47.4) -
19.2
42.3
35.8
49.9
Profit for the period
532.7
382.7 451.7 204.7
0.3 (506.7)
Profit attributable to:
49.9 Owners of Sibanye
532.7
Non-controlling
-
interests
-
Capital
expenditure
(0.5)
(126.0)
(2.8)
(22.1)
(52.1)
(48.5)
Total expenditure
(1,345.7)
(517.9) (555.9) (236.1)
(29.6) (6.2)
(0.5)
(1.6)
(34.7)
(4.1)
(11.9)
(16.6)
Sustaining capital
(371.5)
(177.7) (126.6) (44.2)
(16.8) (6.2)
Ore reserve
-
(1.2)
(91.3)
(1 month)
(18.0)
(40.2)
(31.9)
development
(974.2)
(340.2) (429.3) (191.9)
(12.8) -
The average exchange rate for the six months ended 30June2014 was R10.68/US$.

Figures are in millions unless otherwise stated
For the six months ended
United States Dollars
31 December 20131 South African Rand
Cor-
Drie-
Drie-
Cor-
porate Beatrix
Kloof
fontein
Group
Group
fontein
Kloof Beatrix porate
- 233.9
338.9
433.8
1,006.6
Revenue
10,115.8 4,351.5 3,426.5 2,337.8 -
- 221.5
309.4
398.5
929.4
Underground
9,331.3 3,990.5 3,127.1 2,213.7
-
- 12.4
29.5
35.3
77.2
Surface
784.5 361.0 299.4 124.1 -
- (155.3)
(207.4)
(245.3)
(607.9)
Operating costs
(6,123.8) (2,473.0) (2,089.8) (1,561.0) -
- (148.0)
(189.6)
(222.3)
(559.8)
Underground
(5,639.1) (2,240.6) (1,910.8) (1,487.7) -
- (7.3)
(17.8)
(23.0)
(48.1)
Surface
(484.7) (232.4) (179.0)
(73.3) -
- 78.6
131.5
188.5
398.7
Operating profit
3,992.0 1,878.5 1,336.7 776.8 -
- 73.5
119.8
176.2
369.6
Underground
3,692.2 1,749.9 1,216.3 726.0 -
- 5.1
11.7
12.3
29.1
Surface
299.8 128.6 120.4 50.8 -
Amortisation
(1.2) (23.7)
(63.1)
(83.5)
(171.5)
and depreciation
(1,715.1) (832.5) (628.6) (242.2) (11.8)
(1.2) 54.9
68.4
105.0
227.2
Net operating profit
2,276.9 1,046.0 708.1 534.6 (11.8)
2.0 2.0
3.1
3.3
10.4
Investment income
102.5 32.8 30.6 19.6 19.5
(0.1) (3.2)
(6.5)
(8.5)
(18.4)
Finance expenses
(187.2) (87.0) (67.2) (31.9) (1.1)
3.6 2.5
(3.0)
(2.4)
0.7
Other costs
(32.7) (32.9) (30.1) (22.1) 52.5
(10.6) (2.5)
(2.8)
(3.4)
(19.3)
Share-based payments
(190.9) (33.8) (28.0) (24.3) (104.8)
(8.7) (0.5)
(2.8)
0.2
(11.8)
Non-recurring items
(130.8) 2.4 (31.5) (5.2) (96.6)
- (5.7)
(6.7)
(12.6)
(24.9)
Royalties
(247.5) (124.3) (67.9) (55.3) -
(1.1) (10.0)
(12.0)
(31.6)
(54.8)
Current taxation
(539.0) (309.3) (122.9) (96.4) (10.4)
4.2 10.6
6.6
14.9
36.3
Deferred taxation
357.4 143.5 61.7 113.0 39.2
(11.9) 48.1
44.4
64.8
145.4
Profit for the period
1,408.7 637.4 452.8 432.0 (113.5)
Profit attributable to:
(12.5) 48.1
44.4
64.8
144.8
Owners of Sibanye
1,402.4 637.4 452.8 432.0 (119.8)
Non-controlling
0.6 - -
-
0.6
interests
6.3 - - - 6.3
Capital expenditure
(2.1) (22.1)
(64.8)
(56.0)
(145.0)
Total expenditure
(1,462.9) (560.3) (654.4) (227.6) (20.6)
(2.1) (9.4)
(22.6)
(20.0)
(54.2)
Sustaining capital
(543.4) (198.3) (228.7) (95.8) (20.6)
Ore reserve
- (12.7)
(42.2)
(36.0)
(90.8)
development
(919.5) (362.0) (425.7) (131.8) -
1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.
The average exchange rate for the six months ended 31 December 2013 was R10.05/US$.

Segment income statement (continued)
Figures are in millions unless otherwise stated
For the six months ended
United
States
Dollars
30 June 2013 (Reviewed) South African Rand
Cor-
Drie- Drie- Cor-
porate Beatrix
Kloof fontein Group
Group
fontein Kloof Beatrix porate
-
205.0
385.6 416.5 1,007.1
Revenue
9,215.4
3,811.2 3,527.9 1,876.3 -
-
193.6
349.5 367.6 910.7
Underground
8,333.4
3,363.7 3,198.0 1,771.7
-
-
11.4
36.1 48.9 96.4
Surface
882.0
447.5 329.9 104.6 -
-
(156.3)
(219.8) (263.2) (639.3)
Operating costs
(5,849.5)
(2,408.2) (2,010.9) (1,430.4) -
-
(148.5)
(202.3) (238.4) (589.2)
Underground
(5,391.4)
2,181.3) (1,851.3) (1,358.8) -
-
(7.8)
(17.5) (24.8) (50.1)
Surface
(458.1)
(226.9)
(159.6)
(71.6)
-
-
48.7
165.8 153.3 367.8
Operating profit
3,365.9
1,403.0 1,517.0 445.9 -
-
45.1
147.2 129.2 321.5
Underground
2,942.0
1,182.4 1,346.7 412.9
-
-
3.6
18.6 24.1 46.3
Surface
423.9
220.6 170.3 33.0 -
Amortisation
(1.0)
(31.2)
(51.1) (68.4) (151.8)
and depreciation
(1,388.8)
(625.5) (467.9) (285.9) (9.5)
(1.0)
17.5
114.7 85.0 216.0
Net operating profit
1,977.1
777.5 1,049.1 160.0 (9.5)
1.2
0.9
1.8 2.4 6.3
Investment income
57.8
22.2 16.8 7.9 10.9
(0.1)
(4.5)
(9.3) (11.6) (25.4)
Finance expenses
(233.1)
(106.6) (85.1) (40.9) (0.5)
11.0
(2.0)
(4.4) (3.7) 0.9
Other costs
8.0
(34.0) (40.4) (18.3) 100.7
(5.6)
(1.9)
(2.1) (3.0) (12.6)
Share-based payments
(114.9)
(27.3) (19.2) (17.5) (50.9)
(1.4)
(97.8)
(10.3) (17.7) (127.2)
Non-recurring items
(1,163.6)
(162.0) (94.1) (894.9) (12.6)
-
(1.5)
(8.7) (8.1) (18.3)
Royalties
(167.1)
(74.0) (79.2) (13.9)
-
(0.1)
(0.1)
(16.5) (12.9) (29.6)
Current taxation
(270.8)
(118.4) (150.6) (1.1) (0.7)
(1.6)
24.4
(4.7)
3.3
21.4
Deferred taxation
196.2
30.5 (43.4) 223.3 (14.2)
2.5
(65.1)
60.5 33.7 31.5
Profit for the period
289.6
307.9 553.9 (595.4) 23.2
Profit attributable to
2.5
(65.1)
60.5 33.7 31.5
Owners of Sibanye
290.0
307.9 553.9 (595.4) 23.6
Non-controlling
-
-
-
-
-
interests
(0.4)
- -
- (0.4)
Capital expenditure
(1.9)
(33.8)
(71.0) (50.6) (157.2)
Total expenditure
(1,438.6)
(462.7) (649.2) (309.4) (17.3)
(1.9)
(11.5)
(25.3) (13.3) (51.9)
Sustaining capital
(475.1)
(121.9) (231.1) (104.8) (17.3)
Ore reserve
-
(22.3)
(45.7) (37.2) (105.3)
development
(963.5)
(340.8) (418.1) (204.6)
-
The average exchange rate for the six months ended 30 June 2013 was R9.15/US$.

Cost benchmarks for the six months ended 30 June 2014 compared to previous periods
Figures are in South African rand millions unless otherwise stated
Group
Driefontein
Kloof
Beatrix
Cooke (1 month)
Operating cost1
June 2014 6,340.4 2,370.5
2,144.5
1,584.2
241.2
Dec 2013 6,123.8 2,473.0
2,089.8
1,561.0
-
June 2013 5,849.5 2,408.2
2,010.9
1,430.4
-
Less: General and admin
June 2014 (87.3) (33.4)
(31.9)
(22.0)
-
Dec 2013 (117.4) (39.1)
(27.5)
(50.8)
-
June 2013 (116.6) (46.3)
(41.2)
(29.1)
-
Plus: Royalty
June 2014 195.2 74.1
84.8
35.0
1.3
Dec 2013 247.5 124.3
67.9
35.0
-
June 2013 167.1 74.0
79.2
13.9
-
Total cash cost2
June 2014 6,448.3 2,411.2
2,197.4
1,597.2
242.5
Dec 2013 6,253.9 2,558.2
2,130.2
1,565.5
-
June 2013
5,900.0 2,435.9
2,048.9
1,415.2
-
Plus: General and admin
June 2014 87.3 33.4
31.9
22.0
-
Dec 2013 117.4 39.1
27.5
50.8
-
June 2013 116.6 46.3
41.2
29.1
-
Community costs
June 2014 13.8 4.5
4.6
3.9
0.8
Dec
2013
11.6 5.1
2.9
3.6
-
June 2013 12.2 3.4
4.9
3.9
-
Share based payments3 #
June 2014 208.2 33.5
28.5
22.8
-
Dec
2013 190.9 33.8
28.0
24.3
-
June 2013 114.9 27.3
19.2
17.5
-
Rehabilitation
June 2014
48.2 19.2
16.8
8.1
4.1
Dec 2013 77.2 39.6
25.0
12.6
-
June 2013 87.4 44.1
29.3
14
-
Ore reserve development
June 2014 974.2 340.2
429.3
191.9
12.8
Dec 2013 919.5 362.0
425.7
131.8
-
June 2013 963.5 340.8
418.1
204.6
-
Sustaining capital expenditure ##
June 2014 371.5 177.7
126.6
44.2
16.8
Dec
2013
543.4 198.3
228.7
95.8
-
June 2013 475.1 121.9
231.1
104.8
-
Less: By-product credit
June 2014 (11.7) (4.8)
(3.4)
(3.5)
-
Dec 2013 (9.0) (4.2)
(2.6)
(2.2)
-
June 2013 (14.1) (5.9)
(4.1)
(4.1)
-
Total All-in sustaining costs and Total All-in cost June 2014 8,139.8 3,014.9
2,831.7
1,886.6
277.0
Dec
2013 8,104.9 3,231.9
2,865.4
1,882.2
-
June
2013
7,655.6
3,013.8
2,788.6
1,785.0
-
Gold sold
kg
June 2014 22,143 8,382
8,207
4,911
643
Dec
2013
24,061
10,343 5,559 8,159
-
June
2013 20,413 8,432
7,818
4,163
-
000’ozs June 2014 711.9 269.5
263.9
157.9
20.7
Dec
2013
773.6
332.5
262.3
178.7
-
June
2013 656.3 271.1
251.4
133.8
-
Total cash cost
R/kg
June 2014 291,212 287,664
267,747
325,229
377,138
Dec
2013 259,919 247,336
261,086
281,615
-
June
2013
289,031
288,888
262,075
339,947
-
US$/oz June 2014 848 838
780
947
1,098
Dec 2013 804 765
808
872
-
June
2013 983 982
891
1,156
-
All-in sustaining cost and All-in cost
R/kg
June 2014 367,601 359,687
345,035
384,158
430,793
Dec
2013 336,848 312,472
351,195
338,586
-
June
2013
2013
357,424
356,690
428,777
-
US$/oz June 2014 1,071 1,048
1,005
1,119
1,255
Dec
1,043
2013 967
1,087
1,048
-
June 2013 1,275 1,215
1,212
1,458
-

Average exchange rates for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 were R10.68/US$, R10.05/US$ and R9.15/US$ respectively.
Figures may not add as they are rounded independently.
# Included in the Group total of share-based payments are corporate costs for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 of R123.4 million,
R104.8 million and R50.9 million respectively.
## Included in the Group total of sustaining capital expenditure are corporate costs for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 of
R6.2 million, R20.6 million and R17.3 million respectively.
Total cash cost is calculated in accordance with the Gold Institute Industry standard.
1 Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
2 Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
All-in cost is calculated in accordance with the World Gold Council guidance.
3 Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.
4 Total All-in sustaining costs includes Operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5 Total All-in costs includes sustaining and group costs, excluding income tax, merger and acquisition activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings
Salient features and cost benchmarks for the quarters ended 30 June 2014 and 31 March 2014
Figures are in millions unless otherwise stated
Total Driefontein
Kloof Beatrix Cooke (1 month)
Underground
Under-
Under- Under- Under-
Group
Surface
ground Surface
ground Surface ground Surface ground
Surface
Operating results
Tons milled/treated
000’ton
June 2014 4,342
1,890 2,452
626 713
495 832 646 495 123 412
March 2014 3,441
1,522 1,919
518 632
454 723 550 564
- -
Yield
g/t
June 2014 2.7
5.7 0.4
6.4 0.4
7.9 0.5 3.6 0.4 4.5 0.2
March
2014 3.0
6.2 0.5
7.1
0.6
7.9 0.5 3.9 0.4 - -
Gold produced/sold
kg
June 2014 11,805
10,795 1,010
3,993 317
3,889 423 2,354 186 559 84
March
2014 10,338
9,435 903
3,702 370
3,569 326 2,164
207
- -

000’oz
June 2014 379.5
347.1 32.4
128.4 10.2
125.0 13.6 75.7 6.0 18.0 2.7
March
2014 332.4
303.3
29.1 119.0
11.9
114.7 10.5 69.6 6.6
- -
Uranium produced
000’lb
June 2014 18.9
- - - - - - - 18.9
March
2014
- - - - - - - - -
Uranium sold
000’lb
June 2014 -
- - - - - - - -
March 2014 -
- - - - - - -
Gold price received
R/kg
June 2014 435,332
434,756 435,088 436,496 436,236
March 2014 453,608
455,427
451,605 453,775
-

US$/
June 2014 1,286
1,284 1,285 1,289 1,270
March 2014 1,304
1,309
1,298 1,304
-
Uranium price received
US$/lb
June 2014 -
- - - - - - - -
March 2014
-
- - - - - - -
Operating cost
R/ton
June 2014 782
1,631 127
1,769
170 2,017 142 1,192 76 1,683 83
March 2014 856
1,769 132
1,999 168 2,031 147 1,335 74
Total cash cost
R/kg
June 2014 292,308
290,023 265,074 320,945 377,138
March 2014 289,959
285,167 270,706 329,819
-

US$/oz
June 2014 863
857 783 948 1,098
March 2014 834
820 778 948
-

Operating margin
%
June 2014
34
34 29
36
12 41 36 25 53 15 7
March 2014
37
37
38
39 37
43
28
25
56 - -
All-in sustaining cost
and All-in cost
R/kg
June 2014
369,716
362,158 342,579
385,354
430,793
March
2014
365,187
357,073 347,754
382,876
-

US$/oz
June 2014
1,092
1,070 1,012
1,138
1,255
March 2014
1,050
1,026 1,000
1,101
-
All-in cost margin
%
June 2014
15
17 21
12
2
March 2014
20
22 23
16
-
Total capital
expenditure R’mil
June 2014
726.9
265.6 292.9
135.8
29.6
March
2014
618.8
252.3 263.0
100.3
-
Ore reserve
development
June 2014
522.7
171.1 226.2
112.6
12.8
March
2014
451.5
169.1 203.1
79.3
-
Sustaining capital # June 2014
204.2
94.5 66.7
23.2 16.8
March 2014
167.3
83.2 59.9
21.0
-
Total capital
expenditure
US$’mil
June 2014
68.8
25.2 27.7
12.8
2.8
March 2014
57.2
23.3 24.3
9.3
-

Average exchange rates for the quarters ended 30 June 2014 and 31 March 2014 were R10.53/US$ and R10.82/US$ respectively.
Figures may not add as they are rounded independently.
# Included in Sustaining capital expenditure is Corporate expenditure of R3.0 million (US$0.3 million) and R3.2 million (US$0.3 million) for the June and March quarters respectively
DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein Quarter ended 30 June 2014 Quarter ended 31 March 2014 Six months to 30 June 2014
Carbon
Carbon
Carbon
Reef leader Main VCR leader Main VCR leader Main VCR
Advanced (m) 2,412 941 1,069 1,932 663 647 4,344 1,604 1,716
Advanced on reef (m) 426 408 233 412
160
88 838 568 321
Channel width (cm) 118 44 50 100 42 59 109 44 52
Average value (g/t) 15.2 13.3 32.6 20.7 13.4 42.5 17.7 13.3 35.7
(cm.g/t) 1,791 586 1,629 2,066 564 2,508 1,926 580 1,870
Kloof Quarter ended 30 June 2014 Quarter ended 31 March 2014 Six months to 30 June 2014
Reef
VCR
Kloof Main Libanon VCR Kloof Main Libanon VCR Kloof Main Libanon
Advanced (m) 3,162 574 902 96 2,813 537 830
136 5,975
1,111 1,732 232
Advanced
on reef
(m) 473 140 232 86 554 142 168 130 1,027 282 400 216
Channel
width
(cm)
114
145 77
51
171
64
120
81 118 158 72 69
Average
value
(g/t)
12.2
18.2
15.9
13.6
9.3
10.2
21.4
4.3 19.6 13.3 12.7 5.9
(cm.g/t) 2,450 1,482 939 486 2,186 2,719 872 352 2,308 2,105 911 405
Beatrix
Quarter ended 30 June
2014
Quarter ended 31 March 2014 Six months to 30 June 2014
Reef Beatrix Kalkoenkrans Beatrix Kalkoenkrans Beatrix Kalkoenkrans
Advanced (m) 4,306 994 3,117 403 7,423 1,397
Advanced on reef (m) 1,412
343
808 229 2,220 572
Channel width (cm) 116 130 122 146 118 136
Average value (g/t) 7.3 14.2 6.3
10.2
6.9 12.4
(cm.g/t) 840 1,828 761 1,479 811 1,688
Cooke # Month ended 30 June 2014 One month from acquisition date June 2014
Elsburg Elsburg Kimberly
Elsburg Elsburg Kimberly
VCR Reefs Massive Reefs VCR Reefs Massive Reefs
Advanced (m) 180 959 37 117 180 959 37 117
Advanced on reef (m) 65 546 22 61 65 546 22 61
Channel width (cm) 97 144 233 265 97 144 233 265
Average value (g/t) 5.5 8.0 7.2 7.2 5.5 8.0 7.2 7.2
(cm.g/t) 530 1,160 1,689 1,909 530 1,160 1,689 1,909
# Cooke results are included from completion of the acquisition

ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company Secretary)
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)
American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London

EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network extras,
lines are open 8.30am – 5pm Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in
South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
31 July 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed onits behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 31, 2014
By: /s/
Charl
Keyter
Name: Charl
Keyter
Title: Chief
Financial
Officer